Exhibit 99.2

Hydro-Québec

Financial Results

KEY FIGURES

First Quarter 2024 NET INCOME $1,576M INVESTMENTS $1,065M ELECTRICITY SALES IN QUÉBEC 54.6 TWh $4,323M ELECTRICITY SALES OUTSIDE QUÉBEC 4.2 TWh $446M

Management’s Discussion and Analysis

Context of low runoff in 2023	The results for the first quarter of 2024 continue to be set against the backdrop of low runoff experienced by Hydro-Québec in 2023. It should be recalled that scant snow cover in late winter 2022–2023, lower-than-usual spring runoff and modest summer and fall precipitation in northern Québec had reduced natural water inflows to the company’s large reservoirs. As a result, Hydro-Québec limited its exports for the first three months of 2024, as it did in the second half of 2023, to ensure optimum management of resources, resulting in a significant decline in electricity sales on external markets.

Quarterly results at a glance	In the first quarter of 2024, Hydro-Québec’s net income totaled $1,576 million, a $655-million decrease compared to the historic high of $2,231 million recorded for the same period the previous year. The financial results for the comparative quarter were exceptional, largely due to the company’s strong performance in its export markets, while the average price obtained had reached record levels thanks to the skillful deployment of the risk management strategy.

The decrease in net income in 2024 is mainly due to a $793-million decline in electricity sales on markets outside Québec under the combined effect of a 5.2-TWh reduction in volume and the impact of the risk management strategy, which was less favorable than in 2023. However, this decrease was partially offset by a $168-million increase in electricity sales in Québec, primarily attributable to the indexation of rates on April 1, 2023.

Consolidated results	Revenue totaled $4,873 million, compared to $5,484 million in the first quarter of 2023. This $611-million decrease was mainly due to a $625-million decline in electricity sales.

In Québec, sales were $168 million higher than the $4,155 million recorded a year earlier. The indexation of rates on April 1, 2023, resulted in a $174-million increase in revenue, while baseload demand, including the impact of the additional day of sales on February 29 (2024 being a leap year), boosted electricity sales by $98 million, primarily in the residential segment and in the commercial, institutional and small industrial segment. However, these two factors were mitigated by the negative effect of temperatures, as the first quarter of 2024 was the mildest in 10 years, resulting in a 1.5-TWh or $135-million decrease in sales compared to last year. This impact was felt mainly in February, which was nearly 4°C warmer, on average, than in 2023.

Revenue from electricity sales on markets outside Québec was $446 million, a decrease of $793 million from the $1,239 million posted for the same period in 2023. This decrease is partly due to a 5.2-TWh decline in sales volume, attributable to the context of low runoff in the second half of the prior year. As natural water inflows were well below the normal levels in 2023, the company limited its exports in the first quarter of 2024 to ensure optimum management of resources. As a result, volume stood at 4.2 TWh. The decrease in electricity sales outside Québec is also attributable to the impact of the risk management strategy that Hydro-Québec implemented to reduce price volatility on the energy markets, which was less favorable in 2024 than in 2023. Last year, implementing this strategy enabled the company to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which had a very positive impact on revenue in the comparative quarter.

Total expenditure amounted to $2,689 million, $16 million more than the $2,673 million recognized in the corresponding period the previous year.

First, operational expenditure increased by $49 million, due partly to the expansion of the company’s activities to improve service quality and reliability, in particular the increase in servicing and maintenance activities and growth in expenditure related to digital services to meet Hydro-Québec’s increased business needs and support the company’s technological evolution.

Electricity purchases totaled $810 million, comparable to the $812 million recorded for the same period the previous year.

In addition, taxes decreased by $29 million following a reduction in water-power royalties, primarily resulting from lower output.

Lastly, financial expenses totaled $608 million, a $28-million increase from the $580 million recorded a year earlier. Interest on debt securities rose by $44 million under the combined effect of net issues of debt, the increase in short-term borrowings and rising interest rates on the capital markets. However, this rise was mitigated by a $20-million increase in net investment income, attributable to rising interest rates.

Investments	During the first three months of 2024, Hydro-Québec invested $1,065 million in property, plant and equipment and intangible assets, compared to $847 million in the same period in 2023. This growth of more than 25% is due to the company’s resolve to invest steadily in its generating, transmission and distribution facilities in order to offer customers reliable, high-quality service, as set out in its Action Plan 2035, which was made public at the end of 2023.

Investments in asset sustainment amounted to $645 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Of note are projects underway at Rapide-Blanc and Carillon generating stations to increase their capacity and thereby better equip the company to meet the anticipated increase in electricity demand. At the same time, Hydro-Québec dedicated funds to the installation of two new converter units at Châteauguay substation in the Montérégie region. Furthermore, the company has continued to invest in upgrading and modernizing its transmission facilities, such as through the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totaled $420 million. In particular, Hydro-Québec allocated significant funds to various projects to handle the growing customer base in Québec and increase output capacity. For example, work is underway at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing projects include the construction of the Hertel–New York interconnection line, to connect with the Champlain Hudson Power Express line, which will make it possible to supply New York City with electricity, as well as the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids.

Financing	During the first quarter of 2024, Hydro-Québec carried out three fixed-rate issues on the Canadian capital market: one medium-term note issue maturing in 2029, totaling $0.6 billion, at a cost of 3.96%, and two bond issues maturing in 2063, totaling $0.9 billion, at an average cost of 4.35%.

The funds raised, in the total amount of $1.5 billion, are being used to finance a portion of the investment program, among other things.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Notes	2024	2023

Revenue	3	4,873	5,484

Expenditure

Operations		1,011	962

Other components of employee future benefit cost	7	(193)	(172)

Electricity purchases		810	812

Depreciation and amortization		724	705

Taxes		337	366

		2,689	2,673

Income before financial expenses		2,184	2,811

Financial expenses	4	608	580

Net income		1,576	2,231

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Notes	2024	2023

Net income		1,576	2,231

Other comprehensive income	8

Net change in items designated as cash flow hedges	5	(3)	293

Net change in translation differences		52	27

Net change in items designated as net investment hedges	5	(45)	(29)

Other		(18)	(4)

		(14)	287

Comprehensive income		1,562	2,518

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2024	As at December 31, 2023

ASSETS
Current assets

Cash and cash equivalents		4,982	2,111

Short-term investments		1,482	1,206

Accounts receivable and other assets		4,393	3,767

		10,857	7,084

Property, plant and equipment and intangible assets		76,646	76,185

Regulatory assets		1,804	1,819

Employee future benefit assets		4,828	4,656

Other assets		2,888	2,924

		97,023	92,668

LIABILITIES
Current liabilities

Borrowings		3,995	–

Accounts payable and other liabilities		3,797	4,134

Dividend payable		–	2,466

Current portion of long-term debt	5	1,518	1,416

		9,310	8,016

Long-term debt	5	55,255	53,739

Employee future benefit liabilities		1,281	1,275

Other liabilities		2,088	2,111

		67,934	65,141

EQUITY
Share capital		4,374	4,374

Retained earnings		24,486	22,910

Accumulated other comprehensive income	8	229	243

		29,089	27,527

		97,023	92,668

Contingencies	9

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Three months ended March 31
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			1,576		1,576

Other comprehensive income	8			(14)	(14)

Balance as at March 31, 2024		4,374	24,486	229	29,089

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			2,231		2,231

Other comprehensive income	8			287	287

Balance as at March 31, 2023		4,374	24,319	702	29,395

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)	Three months ended March 31
	Note	2024	2023

Operating activities

Net income		1,576	2,231

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		724	705

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(105)	(112)

Other		93	14

Regulatory assets and liabilities		(39)	(11)

Change in non-cash working capital items	6	(1,208)	(964)

		1,041	1,863

Investing activities

Additions to property, plant and equipment and intangible assets		(1,065)	(847)

Acquisition of a company, net of cash acquired		–	(2,025)

Acquisition of short-term investments and sinking fund securities		(1,195)	(2,105)

Disposal of short-term investments and sinking fund securities		912	1,770

Other		(10)	(56)

		(1,358)	(3,263)

Financing activities

Issuance of long-term debt		1,447	1,039

Repayment of long-term debt		(49)	(26)

Cash receipts arising from credit risk management		831	1,259

Cash payments arising from credit risk management		(555)	(1,081)

Net change in borrowings		3,962	3,499

Dividend paid		(2,466)	(3,418)

Other		2	(3)

		3,172	1,269

Foreign currency effect on cash and cash equivalents		16	2

Net change in cash and cash equivalents		2,871	(129)

Cash and cash equivalents, beginning of period		2,111	1,773

Cash and cash equivalents, end of period		4,982	1,644

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month period ended March 31, 2024 and 2023

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach, and its results are analyzed on a consolidated basis.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2023.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2023.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 10, 2024, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 5.1% on April 1, 2024, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 3.3%, respectively.

Note 3	Revenue

	Three months ended March 31
	2024		2023
Revenue from ordinary activities
Electricity sales
In Québec	4,323		4,155
Outside Québec	446		1,239
	4,769		5,394
Other revenue from ordinary activities	72		53
	4,841	[a]	5,447	[a]
Revenue from other activities	32		37
	4,873		5,484

a)	This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 5, Financial Instruments.

Note 4	Financial Expenses

Three months ended March 31

	2024	2023
Interest on debt securities	691	647
Net foreign exchange gain	(1)	(3)
Guarantee fees related to debt securities[a]	65	61
Capitalized financial expenses	(49)	(47)
Net investment income	(98)	(78)
	608	580

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 5	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	As at March 31, 2024	As at December 31, 2023
Currency risk
Sale (US$ million)	3,210	3,734
Purchase (US$ million)	6,758	3,949

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	3,000

Price risk
Electricity – Sale (TWh)	4.3	5.9
Electricity – Purchase (TWh)	0.9	1.2
Aluminum (tonnes)	207,800	279,600
Congestion (TWh)	2.9	4.9

Note 5	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at March 31, 2024, accounts receivable and other assets included an amount of $2,418 million ($2,020 million as at December 31, 2023) from contracts concluded with customers, including $1,296 million ($1,382 million as at December 31, 2023) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $388 million ($385 million as at December 31, 2023).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at March 31, 2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	750	4	38	792
Interest rate contracts	64	33	–	–	97
Price contracts	–	187	–	153	340
Gross amounts recognized	64	970	4	191	1,229
Less
Impact of gross amounts offset[a]					96
Impact of cash received as collateral[b]					923
Net assets					210	[c]

Liabilities
Currency contracts	–	75	9	16	100
Interest rate contracts	–	12	–	–	12
Price contracts	–	3	–	101	104
Gross amounts recognized	–	90	9	117	216
Less
Impact of gross amounts offset[a]					96
Impact of cash paid as collateral[b]					15
Net liabilities					105	[d]

Note 5	Financial Instruments (continued)

			As at December 31, 2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	675	39	30	744
Interest rate contracts	110	–	–	–	110
Price contracts	–	313	–	214	527
Gross amounts recognized	110	988	39	244	1,381
Less
Impact of gross amounts offset[a]					273
Impact of cash received as collateral[b]					755
Net assets					353	[c]

Liabilities
Currency contracts	–	114	–	19	133
Interest rate contracts	–	218	–	–	218
Price contracts	–	3	–	112	115
Gross amounts recognized	–	335	–	131	466
Less
Impact of gross amounts offset[a]					273
Impact of cash paid as collateral[b]					78
Net liabilities					115	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at March 31, 2024, $203 million was recorded in Accounts receivable and other assets ($334 million as at December 31, 2023) and $7 million in Other assets ($19 million as at December 31, 2023).
d)	As at March 31, 2024, $104 million was recorded in Accounts payable and other liabilities ($115 million as at December 31, 2023) and $1 million in Other liabilities (nil as at December 31, 2023).

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Margin calls required by clearing agents as a financial guarantee can be paid in the form of cash or Treasury bills.

As at March 31, 2024, an amount of $3 million receivable in consideration of net payments was included in Accounts receivable and other assets (nil as at December 31, 2023), whereas an amount of $107 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities ($227 million as at December 31, 2023).

Note 5	Financial Instruments (continued)

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at March 31, 2024				As at December 31, 2023

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	186	1,021	22	1,229	281	1,037	63	1,381
Liabilities	104	112	–	216	115	351	–	466
				1,013				915

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 5	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended March 31

	2024	2023
Gains (losses) on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	(50)	50
Derivatives not designated as hedges
Currency contracts[b]	39	18
Price contracts[b]	11	121
	–[c]	189	[c]
Gains (losses) on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	101	(35)
Interest rate contracts[a]	–	–
Price contracts[e]	219	482
	320[c]	447	[c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	65	(1)
Interest rate contracts	173	(104)
Price contracts	79	845
	317	740
Net investment hedges
Currency contracts	(45)	(29)
	272	711

a)	These amounts were recognized in Financial expenses.
b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2024, $12 million was recognized in Revenue ($182 million in 2023), $(1) million in Electricity purchases [$(60) million in 2023], and $39 million in Financial expenses ($17 million in 2023).

c)	In 2024, the items Revenue, Electricity purchases, and Financial expenses totaled, respectively, $4,873 million, $810 million and $608 million ($5,484 million, $812 million and $580 million in 2023).
d)	In 2024, $(15) million was recognized in Revenue [$(29) million in 2023], and $116 million in Financial expenses [$(6) million in 2023].
e)	In 2024, $215 million was recognized in Revenue ($476 million in 2023), and $4 million in Electricity purchases ($6 million in 2023).

For the three-month periods ended March 31, 2024 and 2023, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at March 31, 2024, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $146 million ($145 million as at March 31, 2023).

As at March 31, 2024, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was six years (seven years as at March 31, 2023).

Note 5	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at March 31, 2024			As at December 31, 2023

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking fund[a]	646		623	646		631

Liabilities
Long-term debt[b]	56,773	[c]	56,674	55,155	[c]	58,329

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.
b)	Includes the current portion.
c)

Includes an amount of $1,488 million as at March 31, 2024 ($1,489 million as at December 31, 2023), for debts subject to a fair value hedge, which resulted in an adjustment of $64 million for the hedged risk ($114 million as at December 31, 2023) with respect to existing hedging relationships and of $(56) million [$(58) million as at December 31, 2023] for hedging relationships terminated by Hydro-Québec.

Note 6	Supplementary Cash Flow Information

Three months ended March 31

	2024	2023
Change in non-cash working capital items
Accounts receivable and other assets	(833)	(438)
Accounts payable and other liabilities	(375)	(526)
	(1,208)	(964)
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	24	20
Interest paid	1,032	973

Note 7	Employee Future Benefits

	Three months ended March 31

	Pension Plan		Other plans		Total

	2024	2023	2024	2023	2024	2023
Current service cost	98	71	12	11	110	82
Other components of employee future benefit cost
Interest on obligations	290	289	16	17	306	306
Expected return on plan assets	(499)	(476)	–	(1)	(499)	(477)
Amortization of past service credits	–	–	–	(1)	–	(1)
	(209)	(187)	16	15	(193)	(172)
Net (credit) cost recognized	(111)	(116)	28	26	(83)	(90)

Note 8	Accumulated Other Comprehensive Income

					Three months ended March 31, 2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2023	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	317	52	(45)	–	(18)	306
Less
Gains reclassified outside of Accumulated other comprehensive income	320	–	–	–	–	320
Other comprehensive income	(3)	52	(45)	– [a]	(18)	(14)
Balance as at March 31, 2024	653	51	(19)	(485)	29	229

						Three months ended March 31, 2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits		Other	Accumulated other comprehensive income
Balance as at December 31, 2022	168	22	–	180		45	415
Other comprehensive income before reclassifications	740	27	(29)	–		(4)	734
Less
Gains reclassified outside of Accumulated other comprehensive income	447	–	–	–		–	447
Other comprehensive income	293	27	(29)	–	[a]	(4)	287
Balance as at March 31, 2023	461	49	(29)	180		41	702

a)

As at March 31, 2024, Other comprehensive income does not include any change in the employee future benefit regulatory asset (a change in the employee future benefit regulatory liability of $1 million as at March 31, 2023).

Note 9	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two Innu communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Results	2024	2023	Change (%)
Revenue	4,873	5,484	11.1	i
Expenditure	2,689	2,673	0.6	h
Financial expenses	608	580	4.8	h
Net income	1,576	2,231	29.4	i

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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